

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 9, 2014

Via E-mail
Mr. Sam H. Lindsey, Jr.
Chief Financial Officer
Biofuels Power Corporation
20202 Hwy 59 N, Suite 210
Humble, TX 77338

> **RE:** **Biofuels Power Corporation**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed April 24, 2013**
> **Form 10-K/A for the Year Ended December 31, 2012**
> **Filed December 30, 2013**
> **Form 10-Q/A for the Quarter Ended September 30, 2013**
> **Filed December 30, 2013**
> **File No. 0-52912**

Dear Mr. Lindsey:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Year Ended December 31, 2012

Item 9A. Controls and Procedures, page 40

Management's Report on Internal Control over Financial Reporting, page 41

1. We note that you now disclose that your management assessed the effectiveness of your internal control over financial reporting as of December 31, 2011 and based on that assessment, you believe your internal control over financial reporting is effective as of December 31, 2012. Please revise your disclosure in an amendment to the Form 10-K to

clarify, if true, that you assessed the effectiveness of your internal control over financial reporting as of December 31, 2012.

Form 10-Q/A for the Quarter Ended September 30, 2013

Item 4. Controls and Procedures, page 5

Management's Report on Internal Control over Financial Reporting, page 6

2.   You disclose that your management assessed the effectiveness of your internal control over financial reporting as of September 30, 2008 and based on that assessment, you believe your internal control over financial reporting is effective as of September 30, 2013. Please revise your disclosure in an amendment to the Form 10-Q to clarify, if true, that you assessed the effectiveness of your internal control over financial reporting as of September 30, 2013. Alternatively, you may eliminate your disclosure in interim filings related to your assessment of internal control over financial reporting since this assessment is only required on an annual basis.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, me, at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief